

August 7 , 2003

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Advanced Info Service Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3236**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Advanced Info Service Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS 0238/2003**

Subject: Submission of reviewed consolidated and company financial statements for the second quarter of 2003 and explanation of differences of operating result between the second quarter of the year 2003 and 2002 is over 20 percent

Date: August 7, 2003

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Ms. Saowanee Tengvongvatana or Ms. Jarurat Jaranathummakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5561 or saowanee.t@shincorp.com or jarurat@shincorp.com

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

dlw 8/19

Enclosure

Rule 12g3-2 (b) Exemption File No. 82-3236

Summary Translation Letter
To the Stock Exchange of Thailand
Date August 7, 2003

AIS 0238/ 2003

August 7, 2003

Subject: Submission of reviewed consolidated and company financial statements for the second quarter of 2003 and explanation of differences of operating result between the second quarter of the year 2003 and 2002 is over 20 percent

To: President
The Stock Exchange of Thailand

Enclosure:
1. Reviewed consolidated and company financial statements for the second quarter of 2003 both Thai and English version
2. Management Discussion and Analysis for the second quarter of 2003 both Thai and English version

Advanced Info Service Public Company Limited ("the Company") would like to submit the reviewed consolidated and company financial statements for the second quarter of 2003 including an explanation of differences of operating result between the second quarter of the year 2003 and 2002.

The Company and its subsidiaries reported the net profit of Baht 5,125 million, an increase of Baht 3,599 million or 235.8 percent from Baht 1,526 million in the second quarter of 2002, due mainly to;

1. Revenue

- Revenue from services and equipment rental in the second quarter of 2003 recorded Baht 18,406 million, increased by Baht 3,782 million or 25.9 percent when compared with those of the second quarter 2002. The result came from the popularity in prepaid service which was sharply increased the customer base, especially One-2-Call! Subscriber growth.
- Revenue from sales in the second quarter of 2003 recorded Baht 4,228 million, slightly decreased from Baht 4,262 million when compared with those of the second quarter 2002. The result is that higher mobile units were sold at competitive selling price.

2. Cost and Expense

- Concession fee and excise tax in the second quarter of 2003 recorded Baht 4,512 million, increased by Baht 774 million or 20.7percent when compared with those of the second quarter 2002 because of an increasing in mobile phone service revenues.
- Cost of services and equipment rental in the second quarter of 2003 was Baht 4,796 million, increased by Baht 1,239 million, or 34.8 percent when compared with those of the second quarter 2002. This was mainly from 3 reasons:
    1) The amortization of mobile phone networks was up Baht 602 million when compared to last year. The company has invested more in mobile phone network to support its subscriber growth.
    2) The cost of maintenance of mobile phone networks increased Baht 335 million. This increase was primarily due to having written off Baht 297 million of worth of its spare-parts.
    3) The cost of base rental & electricity increased by Baht 265 million due to expansion of base station and more usage by larger customers base.
- Selling and administrative expenses in the second quarter of 2003 were Baht 2,667 million, decreased by Baht 1,162 million or 30.3percent from the same period of last year, because of the main reasons:
    1) A decrease in allowance for doubtful accounts by Baht 980 million.
    2) A decrease from marketing expense by Baht 214 million.



August 7 , 2003

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Advanced Info Service Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3236**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Advanced Info Service Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS 0239/2003**

Subject: Notification of the Resolutions of the Board of Directors' Meeting in relation to dividends payment and additional capital expenditures

Date: August 7, 2003

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Ms. Saowanee Tengvongvatana or Ms. Jarurat Jaranathummakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5561 or saowanee.t@shincorp.com or jarurat@shincorp.com

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
Date August 7, 2003

AIS 0239/2003

August 7, 2003

Subject: Notification of the Resolutions of the Board of Directors' Meeting in relation to dividends payment and additional capital expenditures

To: The President
The Stock Exchange of Thailand

The Board of Directors' Meeting of Advanced Info Service Public Company Limited (the "Company") No. 4/2003 held on August 7, 2003 at the Board Room, 20th floor, Shinawatra Tower 1, No. 414 Phahonyothin Road, SamsenNai, Phayathai, Bangkok, has resolved on the following matters:

1. Certified the Minutes of the Board of Directors' Meeting No. 3/2003 held on May 12, 2003.

2. Approved the Balance Sheets, Statement of Income, and Cash Flow Statements for the second quarter of the year 2003 ended June 30, 2003.

3. Approved the dividend payment for the first half of year 2003 (January 1 – June 30, 2003) to shareholders at the rate of two Baht per share, totaling 5,869 Million Baht. The dividends will be paid for the amount of 2,934,506,600 shares, which are deducted the treasury stocks of 2,540,200 shares. The treasury stock is not be eligible for dividend payment.

   The closing date of register book to designate the right of shareholders to receive dividends will be on August 22, 2003, at 12.00 noon. The date of payment is fixed on September 4, 2003,

4. Approved 1.) the use of remaining budget of GSM Network Improvement Phrase 12C, 2.) additional budget allocation for Value Added Quality Improvement and GPRS Accessibility and Quality Improvement, at the total amount of USD 53 million for the year 2003. These improvement plans will increase the capacity of service to the Company's subscribers.



August 7 , 2003

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Advanced Info Service Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3236**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Advanced Info Service Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS 0240/2003**

Re: Notification of the connected transaction in relation to advertising fee

Date: August 7, 2003

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Ms. Saowanee Tengvongvatana or Ms. Jarurat Jaranathummakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5561 or saowanee.t@shincorp.com or jarurat@shincorp.com

Thank you for your attention to this matter.

Very truly yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
Date August 7, 2003

AIS 0240/2003

August 7, 2003

Re: Notification of the connected transaction in relation to advertising fee

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited (the "Company") would like to inform you that the Company and its subsidiary have employed SC Matchbox Co., Ltd. as the agency to produce advertisement campaigns through various media, which is deemed to be a connected transaction, that summary details are as follows:

Date of Transaction		within the second quarter of the year 2003
Parties involved	Employers:	Advanced Info Service Public Company Limited and its subsidiary
	Contractor:	SC Matchbox Company Limited (SMB)
Relationship		The Company is owned 43.06% by Shin Corporation Public Company Limited, and SMB is owned 99.96% by Shin Corporation Public Company Limited.

General Characteristics of the Transaction

The Company and its subsidiary have employed SC Matchbox Co., Ltd. as the agency to produce advertisement campaigns through various media on freelance basis. This is because SMB is a creative advertising agency with a good understanding of the Company's products and maintains strict confidentiality.

The total value of the consideration

The Company and its subsidiary have paid net charges to SMB amounting to Baht 227 million for the second quarter of the year 2003. The source of payment is paid from the Company's working capital. Advertising fee is comparable to other agency companies in the market.

Connected Transaction and its Conditions

This transaction is considered being a connected transaction of listed companies prescribed in the Notification of the Stock Exchange of Thailand (SET), Re: Rules, Procedures and Disclosure of Connected Transactions of Listed Companies. The size of transaction is 0.69% of net tangible assets for the second quarter or 0.93% of net tangible assets for the first half of year 2003 (net tangible assets as of December 31, 2002), which is over 0.03% but less than 3.00% of net tangible assets, thus the Company is required to report the transaction to the SET.



EXPLANATION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

1. OVERVIEW

As of the second quarter in 2003, the company and its subsidiaries had the total of 12,263,200 mobile phone subscribers, comprising of 2,235,700 GSM Advance and GSM 1800 subscribers and 10,027,500 One-2-Call subscribers. The subscriber base grew 6.3% from the previous quarter or 56.5% higher compared to the year before. For market share is 62% same as the first quarter in 2003. During the second quarter, the popular in prepaid system still expanded over previous quarter.

The company and its subsidiaries had increased in operating profit by 3.1% and net profit by 11.2% compared to the previous quarter. In the second quarter of 2003, the company and its subsidiaries wrote off Baht 297 million worth of its spare-parts with more than one-year aging for conservative accounting (due to potential obsolescent due to technological changes) including in cost of service (maintenance). Moreover, income tax was adjusted down by Baht 251 million for prior periods due to change of calculation method, in tax accounting, for concession fee on refill card from the basis of usage to volume sales.

2. ANALYSIS OF OPERATION RESULTS

2.1. CONSOLIDATED FINANCIAL STATEMENT FOR THE THREE-MONTH ENDED JUNE 2003, COMPARING TO THE THREE-MONTH ENDED MARCH 2003.

Revenue from services and equipment rental:

In the second quarter in 2003, the company and its subsidiaries generated Baht 18,406 million of revenue from services and equipment rental, increased Baht 584 million or 3.3% when compared to previous quarter. The result was from notably larger customer bases, especially the prepaid service.

Revenue from sales

Revenue from sales decreased from Baht 4,850 million to Baht 4,228 million in this quarter by Baht 622 million or 12.8% due to lower unit of handset sold.

Concession fee and excise tax

In the second quarter in 2003, the company and its subsidiaries recorded concession fee and excise tax of Baht 4,512 million, an increased of Baht 240 million or 5.6% because of higher service and equipment rental revenues.

Cost of services and equipment rental

Cost of services and equipment rental was Baht 4,796 million slightly increased from the previous quarter due mainly to the following factors:

(1) The company wrote off Baht 297 million in this quarter (first quarter: Baht 170 million) worth of its spare-parts with more than one-year aging including in cost of maintenance.





(2) In the first quarter, since the company changed an estimated useful life of Intelligence Network Equipment from 5 to 3 years, the amortization expense of the equipment increased Baht 124 million for the year 2002.

Costs of sales

Costs of sales decreased by Baht 162 million or 4.5% from the previous quarter to Baht 3,418 million due to the lower unit of handsets sold.

Selling and administrative expenses

Selling and administrative expenses of the company and its subsidiaries were Baht 2,667 million, a decrease of Baht 375 million or 12.3% from the previous quarter. AIS booked a write-off in mobile phone equipment of Baht 294 million in the previous quarter. Moreover, doubtful and bad debt account decreased by Baht 44 million, quarter on quarter.

Income tax

As of the second quarter in 2003, the company and its subsidiaries recorded income tax of Baht 1,757 million, decreased from previous quarter. In this quarter, income tax was adjusted down by Baht 251 million for prior periods due to change of calculation method, in tax accounting, for concession fee on refill card from the basis of usage to volume sales. Moreover, the company has continued to utilize loss carry forward of a subsidiary.

Net profit

From the aforesaid, the company and its subsidiaries reported net profit of Baht 5,125 million, an increase of Baht 518 million, or 11.2% compared to the previous quarter.

2.2. CONSOLIDATED FINANCIAL STATEMENT FOR THE THREE-MONTH ENDED JUNE 2003, COMPARING TO THE THREE-MONTH ENDED JUNE 2002.

Revenue from services and equipment rental

The company and its subsidiaries recorded Baht 18,406 million of revenue from services and equipment rental in the second quarter 2003, increased by Baht 3,782 million or 25.9% when compared with those of the second quarter 2002. The result came from the competitive intensity in this industry peaked in second half year 2002 and the popular in prepaid service which is given in lower tariff and convenience to purchase.

Revenue from sales

When compared with revenue as of the second quarter 2002, revenue from sales slightly decreased from Baht 4,262 million to Baht 4,228 million. Mobile phone trading was more competitive since May 2002 mainly due to unlock of phone ID (IMEI - International Mobile Equipment Identity) which effected higher mobile unit sold at competitive selling price.



Concession fee and excise tax

As of the second quarter 2003, the concession fee and excise tax increased by Baht 774 million or 20.7% because of an increase in service and equipment rental revenues.

Cost of services and equipment rental

Cost of services and equipment rental was up by Baht 1,239 million, or 34.8%. It increased to Baht 4,796 million from Baht 3,557 million in the same period last year. This was mainly from 3 components:

(1) The amortization of mobile phone networks was up Baht 602 million when compared to last year. The company had invested more in mobile phone network to support its subscriber growth

(2) The cost of maintenance increased Baht 335 million was primarily due to having written off Baht 297 million in this quarter worth of its spare-parts with more than one-year aging.

(3) The cost of base rental & electricity increased by Baht 265 million due to expansion of base station and more usage by larger customers base.

Costs of sales

Costs of sales increased by Baht 181 million or 5.6% from Baht 3,237 million to Baht 3,418 million as higher unit of handsets sold.

Selling and administrative expenses

Selling and administrative expenses of the company and its subsidiaries were Baht 2,667 million, which decreased by Baht 1,162 million or 30.3% from those of the second quarter in previous year because of the following reasons:

(1) A decrease in allowance for doubtful accounts by Baht 980 million.

(2) A decreased from marketing expense by Baht 214 million.

Income tax

In the second quarter this year, the company and its subsidiaries recorded Baht 1,757 million in income tax. Compared to the second quarter in previous year, income tax slightly decreased despite that the company and subsidiaries generated more pretax-profit as the following reasons:

(1) The company and its subsidiaries utilized loss carry forward of a subsidiary.

(2) In this quarter, income tax was adjusted down by Baht 251 million for prior periods due to change of calculation method, in tax accounting, for concession fee on refill card from the basis of usage to volume sales.

Net profit

From the above mentioned, the company and its subsidiaries reported a net profit Baht 5,125 million, an increase of Baht 3,599 million, or 235.8% when compared to the net profit of the second quarter 2002.



3. ANALYSIS OF FINANCIAL POSITION

3.1ANALYSIS OF ASSETS

Cash on hand and cash equivalents and short-term investments

At the end of this quarter, the company and its subsidiaries' cash on hand and cash equivalents were Baht 7,662 million and current investments were Baht 104 million. By the ended of year 2002, the amount of cash on hand and cash equivalents was Baht 4,069 million and current investments were Baht 62 million. The increase was primarily from the net cash flow received from operating activities (from expansion of revenue from service and sales revenue) more than the net cash outflow from investing and financing activities.

Trade accounts receivable – net

At the end of this quarter, net trade accounts receivable decreased from Baht 7,239 million as of the end of 2002, to Baht 5,811 million. The decrease was primarily due to higher proportion of prepaid revenue and then results in the decline of average receivable collection period from 33 days (year ended 2002) to 28 days.

Net inventories

Net inventories increased to Baht 3,034 million at the end of this quarter. This amount increased Baht 1,073 million from the end of the year 2002 to support potentially higher sales in the future. Although the subsidiaries hold a larger amount of inventories, inventory turnover decreased from 43 days (year ended 2002) to 31 days.

Property and equipment – net

Net property and equipment totaled Baht 9,486 million as at June 2003, decreased from Baht 9,748 million at the year ended 2002. The decrease was mainly due to the change of estimated life of Intelligence network from 5 to 3 years.

Asset under concession agreements– net

Asset under concession agreements had increased from Baht 79,795 million at the end of year 2002 to Baht 81,260 million at the end of June 2003. It was caused by the larger investment in mobile service network to accommodate a larger customer base.

3.2 ANALYSIS OF LIABILITIES

Long-term debentures and long-term loans

During six month of this year, the company and its subsidiaries repaid for debenture principal and long term loan Baht 5,500 million and Baht 4,930 million respectively, totaling Baht 10,430 million. However, a subsidiary borrowed a new loan amounting Baht 3,943 million. At the end of this quarter 2003, the



company and its subsidiaries had a total of Baht 45,247 million of the long-term debentures and loans. The portion of long-term debentures and loans can be divided into - :

1) Maturing within 1 year amounted to Baht 2,968 million and Baht 2,286 million, respectively, and
2) Over 1 years amounting to Baht 39,993 million.

Current portion of accrued Concession & Excise tax Fee

The company and subsidiary recorded current portion of accrued concession and excise tax fee of Baht 7,674 million which increased from Baht 4,474 million at year ended 2002. As stipulated in concession agreement, the company has to pay to TOT at minimum charges in January, April, July and October every year. Additional amount from minimum payment will be paid in November. Therefore, the accrued concession and excise tax fee will be lower by yearend.

3.3 ANALYSIS OF SHAREHOLDERS' EQUITY

As of the end of this quarter, the company and its subsidiaries had Baht 56,542 million of equities, increased from Baht 51,241 million at the end of 2002. The followings reason:-

1. The retained earning increased by Baht 9,732 million from net profit.
2. In this quarter, the company had issued and fully paid up share capital (0.12 million shares) and premium on share capital equaled to Baht 6 million and recorded share subscription received in advance from management at Baht 67 million from exercise ESOP (Employee Stock Option Program).
3. During the first half of 2003, the company repurchased 0.38 million shares at the average price of Baht 33.08 per share. As of the end of this quarter the company repurchased totaling 2.54 million shares at the average price of Baht 32.73 per share.
4. In second quarter of 2003, the company had paid dividend to shareholder amounting to Baht 4,541 million at Baht 1.55 per share on May 23, 2003.

3.4 ANALYSIS OF LIQUIDITY

For the first half of 2003, the company and its subsidiaries grew their service and equipment rental revenues continuously. Net cash flow from operating activities increased from Baht 13,313 million in the second quarter 2002 to Baht 22,585 million in the second quarter 2003. The company and its subsidiaries had net cash flow from financing activities of Baht 10,968 million and net cash payment from investing activities of Baht 8,008 million. Thus, cash and cash equivalent of the company and its subsidiaries increased by Baht 3,609 million.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS (UNAUDITED)

30 JUNE 2003



PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2286 9999, 2344 1000
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwcglobal.com/thailand

AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Advanced Info Service Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets as at 30 June 2003 and the related consolidated and company statements of income for the three-month and six-month periods ended 30 June 2003 and 2002, and the related statements of changes in shareholders' equity and cash flows for the six-month periods ended 30 June 2003 and 2002 of Advanced Info Service Public Company Limited and its subsidiaries and of Advanced Info Service Public Company Limited. These financial statements are the responsibility of the Company's management. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform a review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit, and accordingly, I do not express an audit opinion.

Based on my reviews, nothing has come to my attention that causes me to believe that the interim financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have audited the consolidated and company financial statements for the year ended 31 December 2002 of Advanced Info Service Public Company Limited and its subsidiaries and of Advanced Info Service Public Company Limited in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated 20 February 2003. The consolidated and company balance sheets as at 31 December 2002, presented for comparative purposes, are part of the financial statements which I have audited and issued a report thereon as stated above, and I have not performed any other auditing procedures subsequent to the date of that report.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Bangkok
5 August 2003

Advanced Info Service Public Company Limited
Balance Sheets
As at 30 June 2003 and 31 December 2002

		Consolidated		Company	
		Unaudited	Audited	Unaudited	Audited
		30 June	31 December	30 June	31 December
		2003	2002	2003	2002
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
ASSETS					
Current Assets					
Cash and cash equivalents		7,662,100	4,068,539	5,834,197	1,695,435
Current investments		103,867	61,882	-	-
Trade accounts receivable, net	6	5,811,341	7,238,679	5,716,729	7,780,514
Amounts due from and loans to related parties	15	4,655	4,445	21,620	149,265
Inventories, net		3,033,931	1,961,215	-	-
Spare part inventories for mobile phone network maintenance, net		374,383	760,885	361,025	608,369
Forward contracts receivable, net		-	1,001	-	418
Advances to suppliers		827,896	1,530,546	827,883	1,530,546
Other current assets		2,091,935	2,754,421	1,737,794	1,927,119
Total Current Assets		19,910,108	18,381,613	14,499,248	13,691,666
Non-Current Assets					
Investments in subsidiaries, net	7	-	-	23,857,711	26,988,573
Property and equipment, net	8	9,486,743	9,747,641	9,178,028	9,398,451
Other assets					
Assets under concession agreements, net	8	81,260,537	79,795,413	69,540,735	67,846,178
Concession rights, net	8	4,642,985	4,870,396	-	-
Goodwill, net	8	11,921,207	12,504,659	-	-
Other assets, net	8	638,800	785,646	489,669	628,059
Total Non-Current Assets		107,950,272	107,703,755	103,066,143	104,861,261
Total Assets		127,860,380	126,085,368	117,565,391	118,552,927

The notes to the interim consolidated and company financial statements on pages 10 to 29 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited
Balance Sheets
As at 30 June 2003 and 31 December 2002

		Consolidated		Company	
		Unaudited	Audited	Unaudited	Audited
		30 June	31 December	30 June	31 December
		2003	2002	2003	2002
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities					
Short-term loans from financial institutions	10	30,000	30,000	-	-
Trade accounts payable	9	7,504,063	7,649,396	5,724,561	6,103,868
Amounts due to and loan from related parties	15	354,505	438,340	422,060	4,551,807
Current portion of long-term borrowings	10	2,286,488	1,531,002	209,570	191,057
Current portion of long-term debentures, net	10	2,967,838	6,970,452	2,967,838	6,970,452
Forward contracts payable, net		19,323	-	36	-
Current portion of concession right payable, accrued concession fee and excise tax		7,674,005	4,474,048	5,351,264	2,940,675
Other current liabilities		8,111,973	7,969,295	8,641,703	7,258,562
Total Current Liabilities		28,948,195	29,062,533	23,317,032	28,016,421
Non-Current Liabilities					
Long-term borrowings	10	4,063,895	5,825,796	2,098,889	2,160,355
Long-term debentures, net	10	35,929,097	37,406,804	35,929,097	37,406,804
Concession right payable		2,361,477	2,532,258	-	-
Deposits from customers		15,424	16,730	-	-
Total Non-Current Liabilities		42,369,893	45,781,588	38,027,986	39,567,159
Total Liabilities		71,318,088	74,844,121	61,345,018	67,583,580
Shareholders' Equity					
Share capital					
Authorised share capital		5,000,000	5,000,000	5,000,000	5,000,000
Issued and fully paid-up share capital	12	2,935,120	2,935,000	2,935,120	2,935,000
Premium on share capital	12	20,009,640	20,004,000	20,009,640	20,004,000
Advance receipt for share subscription	12	66,686	-	66,686	-
Retained earnings					
Appropriated - Legal reserve		500,000	500,000	500,000	500,000
Unappropriated		32,792,057	27,601,008	32,792,057	27,601,008
Total Parent's Shareholders' Equity		56,303,503	51,040,008	56,303,503	51,040,008
Minority interests		321,919	271,900	-	-
Total Shareholders' Equity		56,625,422	51,311,908	56,303,503	51,040,008
Less Treasury stock	13	(83,130)	(70,661)	(83,130)	(70,661)
Total Shareholders' Equity, net		56,542,292	51,241,247	56,220,373	50,969,347
Total Liabilities and Shareholders' Equity		127,860,380	126,085,368	117,565,391	118,552,927

... financial statements on pages 10 to 29 are an integral part of these interim

Advanced Info Service Public Company Limited

Statements of Income (Unaudited)

For the three-month periods ended 30 June 2003 and 2002

	Note	Consolidated		Company	
		Unaudited 30 June 2003 Baht'000	Unaudited 30 June 2002 Baht'000	Unaudited 30 June 2003 Baht'000	Unaudited 30 June 2002 Baht'000
Revenues					
Revenues from services and equipment rentals		18,405,577	14,623,831	16,796,080	13,213,856
Sales		4,228,225	4,261,730	-	-
Total revenues		22,633,802	18,885,561	16,796,080	13,213,856
Cost					
Cost of services and equipment rentals		4,796,112	3,556,886	4,802,358	2,899,911
Concession fee and excise tax		4,511,804	3,737,961	4,023,532	3,323,285
Cost of sales		3,418,417	3,237,323	-	-
Total cost		12,726,333	10,532,170	8,825,890	6,223,196
Gross profit		9,907,469	8,353,391	7,970,190	6,990,660
Selling and administrative expenses		2,666,960	3,828,982	2,192,405	2,642,031
Profit from sales, services and equipment rentals		7,240,509	4,524,409	5,777,785	4,348,629
Other income		340,368	244,743	172,184	170,012
Net loss on exchange rate		(29,874)	(406,589)	(11,026)	(446,507)
Directors' remuneration		(130)	(148)	(130)	(140)
Operating results		7,550,873	4,362,415	5,938,813	4,071,994
Share of net profit (loss) of investments - equity method		-	-	1,317,676	(311,768)
Impairment loss on goodwill/investment in a subsidiary		-	(258,625)	-	(258,625)
Profit before interest and tax		7,550,873	4,103,790	7,256,489	3,501,601
Interest expense		(644,007)	(793,735)	(515,752)	(632,081)
Income tax		(1,756,777)	(1,801,881)	(1,615,620)	(1,343,256)
Profit before minorities		5,150,089	1,508,174	5,125,117	1,526,264
Profit (loss) attributable to minorities, net		24,972	(18,090)	-	-
Net profit for the period		5,125,117	1,526,264	5,125,117	1,526,264
Basic earnings per share (Baht)	4				
Net profit for the period		1.75	0.52	1.75	0.52
Diluted earnings per share (Baht)	4				
Net profit for the period		1.75	-	1.75	-

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

Advanced Info Service Public Company Limited
Statements of Income (Unaudited)
For the six-month periods ended 30 June 2003 and 2002

	Note	Consolidated		Company	
		Unaudited 30 June 2003 Baht'000	Unaudited 30 June 2002 Baht'000	Unaudited 30 June 2003 Baht'000	Unaudited 30 June 2002 Baht'000
Revenues					
Revenues from services and equipment rentals		36,227,199	28,808,880	32,964,041	25,761,802
Sales		9,078,273	9,649,552	-	-
Total revenues		45,305,472	38,458,432	32,964,041	25,761,802
Cost					
Cost of services and equipment rentals		9,554,091	6,563,180	9,445,104	5,309,732
Concession fee and excise tax		8,783,903	7,407,217	7,944,655	6,478,817
Cost of sales		6,998,126	7,033,883	-	-
Total cost		25,336,120	21,004,280	17,389,759	11,788,549
Gross profit		19,969,352	17,454,152	15,574,282	13,973,253
Selling and administrative expenses		5,708,160	6,995,434	4,186,045	5,088,646
Profit from sales, services and equipment rentals		14,261,192	10,458,718	11,388,237	8,884,607
Other income		500,522	644,290	292,726	374,311
Net loss on exchange		(11,129)	(483,517)	(10,933)	(580,132)
Directors' remuneration		(244)	(1,988)	(236)	(1,980)
Operating results		14,750,341	10,617,503	11,669,794	8,676,806
Share of net profit of investments - equity method.		-	-	2,629,136	570,920
Impairment loss on goodwill/investment in a subsidiary		-	(258,625)	-	(258,625)
Profit before interest and tax		14,750,341	10,358,878	14,298,930	8,989,101
Interest expense		(1,373,940)	(1,516,289)	(1,122,938)	(1,195,103)
Income tax		(3,594,207)	(4,133,238)	(3,443,817)	(3,059,650)
Profit before minorities		9,782,194	4,709,351	9,732,175	4,734,348
Profit (loss) attributable to minorities, net		50,019	(24,997)	-	-
Net profit for the period		9,732,175	4,734,348	9,732,175	4,734,348
Basic earnings per share (Baht)	4				
Net profit for the period		3.32	1.61	3.32	1.61
Diluted earnings per share (Baht)	4				
Net profit for the period		3.32	-	3.32	-

The notes to the interim consolidated and company financial statements on pages 10 to 29 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited

Statements of Changes in Shareholders' Equity (Unaudited)

For the six-month periods ended 30 June 2003 and 2002

	Consolidated (Baht'000)							
	Issued and paid-up share capital	Premium on share capital	Advance receipt for share subscription	Legal reserve	Unappro-priated retained earnings	Minority interests	Treasury Stock	Total
Opening balance 2003	2,935,000	20,004,000	-	500,000	27,601,008	271,900	(70,661)	51,241,247
Net profit for the period	-	-	-	-	9,732,175	-	-	9,732,175
Dividend paid (Note 5)	-	-	-	-	(4,541,126)	-	-	(4,541,126)
Additional shares (Note 12)	120	5,640	-	-	-	-	-	5,760
Repurchased shares (Note 13)	-	-	-	-	-	-	(12,469)	(12,469)
Advance receipt for share subscription (Note 12)	-	-	66,686	-	-	-	-	66,686
Profit attributable to minorities	-	-	-	-	-	50,019	-	50,019
Closing balance 30 June 2003	2,935,120	20,009,640	66,686	500,000	32,792,057	321,919	(83,130)	56,542,292
Opening balance 2002	2,935,000	20,004,000	-	500,000	17,321,687	260,812	-	41,021,499
Net profit for the period	-	-	-	-	4,734,348	-	-	4,734,348
Dividend paid	-	-	-	-	(1,163,314)	-	-	(1,163,314)
Returned dividend	-	-	-	-	12,334	-	-	12,334
Loss attributable to minorities	-	-	-	-	-	(24,997)	-	(24,997)
Closing balance 30 June 2002	2,935,000	20,004,000	-	500,000	20,905,055	235,815	-	44,579,870

The notes to the interim consolidated and company financial statements on pages 10 to 29 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited

Statements of Changes in Shareholders' Equity (Unaudited) (continued)

For the six-month periods ended 30 June 2003 and 2002

	Company (Baht'000)						
	Issued and paid-up share capital	Premium on share capital	Advance receipt for share subscription	Legal reserve	Unappropriated retained earnings	Treasury Stock	Total
Opening balance 2003	2,935,000	20,004,000	-	500,000	27,601,008	(70,661)	50,969,347
Net profit for the period	-	-	-	-	9,732,175	-	9,732,175
Dividend paid (Note 5)	-	-	-	-	(4,541,126)	-	(4,541,126)
Additional shares (Note 12)	120	5,640	-	-	-	-	5,760
Repurchased shares (Note 13)	-	-	-	-	-	(12,469)	(12,469)
Advance receipt for share subscription (Note 12)	-	-	66,686	-	-	-	66,686
Closing balance 30 June 2003	2,935,120	20,009,640	66,686	500,000	32,792,057	(83,130)	56,220,373
Opening balance 2002	2,935,000	20,004,000	-	500,000	17,321,687	-	40,760,687
Net profit for the period	-	-	-	-	4,734,348	-	4,734,348
Dividend paid	-	-	-	-	(1,163,314)	-	(1,163,314)
Returned dividend	-	-	-	-	12,334	-	12,334
Closing balance 30 June 2002	2,935,000	20,004,000	-	500,000	20,905,055	-	44,344,055

The notes to the interim consolidated and company financial statements on pages 10 to 29 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited
Statements of Cash Flows (Unaudited)
For the six-month periods ended 30 June 2003 and 2002

		Consolidated		Company	
		Unaudited 30 June 2003	Unaudited 30 June 2002	Unaudited 30 June 2003	Unaudited 30 June 2002
	Note	Baht'000	Baht'000	Baht'000	Baht'000
Cash flows from operating activities	14	22,585,210	13,312,630	19,130,084	12,487,528
Cash flows from investing activities:					
Net changes in current investments		(125)	(155)	-	-
Net changes in advance to suppliers		702,650	(2,141,892)	702,663	(2,139,635)
Proceeds from disposals of property and equipment		2,694	13,168	800	6,365
Purchases of property and equipment		(1,526,344)	(1,733,890)	(1,341,516)	(1,650,197)
Purchases of assets under concession agreements		(7,187,042)	(17,113,714)	(6,095,981)	(14,623,110)
Proceed from repayment of short-term loan to a subsidiary		-	-	28,000	-
Payment of short-term loans to a subsidiary		-	-	-	(200,000)
Dividend received from a subsidiary		-	-	5,759,999	2,999,999
Net cash payments to investing activities		(8,008,167)	(20,976,483)	(946,035)	(15,606,578)
Cash flows from financing activities:					
Proceeds from short-term loans from financial institutions		-	20,000	-	-
Repayments of short-term loans from financial institutions		-	(1,006,308)	-	(1,006,308)
Repayments of loans from related parties		-	-	(4,000,000)	(1,200,000)
Proceeds from long-term borrowings		3,943,265	940,000	-	-
Repayments of long-term borrowings		(4,860,261)	(617,432)	-	-
Proceeds from long-term debentures		-	9,960,382	-	9,960,382
Repayments of long-term debentures		(5,500,000)	(2,857,450)	(5,500,000)	(2,857,450)
Finance lease principal payment		(69,474)	-	(48,276)	-
Proceeds from capital increase		120	-	120	-
Proceeds from share premium		5,640	-	5,640	-
Repurchased shares		(12,468)	-	(12,468)	-
Cash received from exercise of warrants		66,686	-	66,686	-
Payments of dividend		(4,541,126)	(1,163,314)	(4,541,126)	(1,163,314)
Returned dividend		-	12,334	-	12,334
Payments of dividend to minorities		(1)	-	-	-
Net cash receipts (payments) from financing activities		(10,967,619)	5,288,212	(14,029,424)	3,745,644
Net increase (decrease) in cash and cash equivalents		3,609,424	(2,375,641)	4,154,625	626,594
Opening balance		4,068,539	15,284,026	1,695,435	9,604,146
Unrealised loss on exchange rate of cash and cash equivalents		(15,863)	(287,204)	(15,863)	(287,204)
Closing balance		7,662,100	12,621,181	5,834,197	9,943,536

The notes to the interim consolidated and company financial statements on pages 10 to 29 are an integral part of these interim

Supplemental disclosures of cash flow information

Cash and cash equivalents

Cash and cash equivalents included in the statements of cash flows for the six-month periods ended 30 June 2003 and 2002 comprise:

	Consolidated		Company	
	Unaudited 30 June 2003 Million Baht	Unaudited 30 June 2002 Million Baht	Unaudited 30 June 2003 Million Baht	Unaudited 30 June 2002 Million Baht
Cash on hand and at banks	3,863	1,743	2,366	709
Current investments with maturities of three months or less	3,799	10,878	3,468	9,235
Total cash and cash equivalents	7,662	12,621	5,834	9,944

Interest paid, income tax and non-cash investing activities

Interest paid, income tax and non-cash investing activities for the six-month periods ended 30 June 2003 and 2002 comprise:

	Consolidated		Company	
	Unaudited 30 June 2003 Million Baht	*Unaudited* 30 June 2002 Million Baht	*Unaudited* 30 June 2003 Million Baht	*Unaudited* 30 June 2002 Million Baht
Interest and income tax paid				
Interest paid	1,246	1,221	1,169	1,067
Income tax paid	3,001	3,503	2,982	2,718
Non-cash investing activities				
Outstanding debts arising from the addition to investments in property and equipment and assets under concession agreements	2,901	3,702	2,691	2,629

The notes to the interim consolidated and company financial statements on pages 10 to 29 are an integral part of these interim

1 Basis of preparation

These interim consolidated and company financial statements are prepared in accordance with Thai Generally Accepted Accounting Principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued by the Institute of Certified Accountants and Auditors of Thailand and approved under law by the Board of Supervision of Auditing Practice appointed by the Minister of Commerce under the Auditor Act B.E. 2505, and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e. balance sheets, statements of income, changes in shareholders' equity and cash flows) are prepared in the full format as required by the Securities and Exchange Commission. The notes to the financial statements are prepared in a condensed format according to Thai Accounting Standard 41, 'Interim Financial Reporting' and additional notes are presented as required by the Securities and Exchange Commission.

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2002.

Costs that incur unevenly during the financial year are anticipated or deferred in the interim report only if it would be also appropriate to anticipate or defer such costs at the end of the financial year.

Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

These interim financial statements should be read in conjunction with the 2002 annual financial statements.

Segment information

Financial information by business segment for the three-month and six-month periods ended 30 June 2003 and 2002 are as follows:

Consolidated (Million Baht)

For the three-month periods ended 30 June

	Mobile phone and call center services		Pager sales and services *		Mobile phone sales		Datanet services		Group	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Revenues :										
Revenues from services and equipment rentals	18,266	14,379	-	24	44	123	96	98	18,406	14,624
Sales	-	-	-	1	4,226	4,257	2	4	4,228	4,262
Total revenues	18,266	14,379	-	25	4,270	4,380	98	102	22,634	18,886
Operating expenses :										
Cost of sales, services and equipment rentals	(9,215)	(7,098)	-	(71)	(3,452)	(3,299)	(59)	(65)	(12,726)	(10,533)
Selling and administrative expenses	(2,634)	(3,556)	-	(65)	(5)	(184)	(28)	(23)	(2,667)	(3,828)
Operating profit (loss)	6,417	3,725	-	(111)	813	897	11	14	7,241	4,525

* This business segment was sold on 16 September 2002.

ADVANCED INFO SERVICE PUBLIC CO.

Segment information (continued)

	Consolidated (Million Baht)									
	For the six-month periods ended 30 June									
	Mobile phone and call center services		Pager sales and services *		Mobile phone sales		Datanet services		Group	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Revenues :										
Revenues from services and equipment rentals	35,985	28,317	-	72	57	236	186	183	36,228	28,808
Sales	-	-	-	7	9,075	9,638	3	5	9,078	9,650
Total revenues	35,985	28,317	-	79	9,132	9,874	189	188	45,306	38,458
Operating expenses :										
Cost of sales, services and equipment rentals	(18,161)	(13,586)	-	(140)	(7,060)	(7,151)	(115)	(127)	(25,336)	(21,004)
Selling and administrative expenses	(5,443)	(6,500)	-	(122)	(213)	(329)	(53)	(44)	(5,709)	(6,995)
Operating profit (loss)	12,381	8,231	-	(183)	1,859	2,394	21	17	14,261	10,459

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

* This business segment was sold on 16 September 2002.

3 Operating profit

The following items have been charged to the operating profit during the interim period :

	Consolidated		Company	
	30 June 2003 Million Baht	30 June 2002 Million Baht	30 June 2003 Million Baht	30 June 2002 Million Baht
Depreciation on property and equipment (Note 8)	1,689	740	1,628	663
Amortisation of intangible assets: (Note 8)				
- Assets under concession agreements	4,837	3,964	4,257	3,385
- Positive goodwill	583	597	-	-
- Deferred charges	34	39	21	18
- Concession right	227	227	-	-
Loss on obsolete spare parts for mobile phone network maintenance	467	-	320	-
Loss on write-off of assets under concession agreements (Note 8)	294	-	-	-
Loss on write-off of deferred charges (Note 8)	165	-	165	-
Doubtful accounts and bad debts	1,413	2,769	1,105	1,911
Staff costs	879	835	728	651
Number of staff (persons)	4,758	4,998	3,264	3,436

4 Earnings per share

Basic earnings per share is calculated by dividing the net profit for the period attributable to shareholders by the weighted average number of paid-up ordinary shares in issue during the period.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares which are the weighted average number of ordinary shares which would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The assumed proceeds from exercise of warrants should be considered to have been received from the issue of shares at fair value. These represent warrants where the exercise price is less than the average market price of the Company's shares during the three-month and six-month periods ended 30 June 2003.

4 Earnings per share (continued)

	Consolidated		Company	
For the three-month period ended	**30 June 2003**	**30 June 2002**	**30 June 2003**	**30 June 2002**
Basic earnings per share (Baht)				
Net profit attributable to shareholders (Million Baht)	5,125	1,526	5,125	1,526
Weighted average number of paid-up ordinary share in issue during the period (Million shares)	2,933	2,935	2,933	2,935
Basic earnings per share (Baht)	1.75	0.52	1.75	0.52
Diluted earnings per share (Baht)				
Effect of dilutive potential ordinary shares (Million shares)	1	-	1	-
Weighted average number of ordinary shares for diluted earnings per share (Million shares)	2,934	-	2,934	-
Diluted earnings per share (Baht)	1.75	-	1.75	-

	Consolidated		Company	
For the six-month period ended	**30 June 2003**	**30 June 2002**	**30 June 2003**	**30 June 2002**
Basic earnings per share (Baht)				
Net profit attributable to shareholders (Million Baht)	9,732	4,734	9,732	4,734
Weighted average number of paid-up ordinary share in issue during the period (Million shares)	2,933	2,935	2,933	2,935
Basic earnings per share (Baht)	3.32	1.61	3.32	1.61
Diluted earnings per share (Baht)				
Effect of dilutive potential ordinary shares (Million shares)	-	-	-	-
Weighted average number of ordinary shares for diluted earnings per share (Million shares)	2,933	-	2,933	-
Diluted earnings per share (Baht)	3.32	-	3.32	-

5 Dividend paid

At the annual ordinary shareholders' meeting on 29 April 2003, it was approved to declare a dividend for 2,935 million shares of Baht 1.55 each, totaling Baht 4,549 million. The dividend of Baht 4,541 million was paid to the shareholders on 23 May 2003. The remaining amount of Baht 8 million pertained to shareholders that were not entitled to receive the dividend and thus the Company did not pay such amount.

6 Trade accounts receivable, net

	Consolidated		Company	
	30 June 2003 Million Baht	31 December 2002 Million Baht	30 June 2003 Million Baht	31 December 2002 Million Baht
Trade accounts receivable:				
Third parties	4,348	6,579	2,932	3,822
Related parties (Note 15)	53	58	1,473	2,618
Accrued income	2,680	2,944	2,378	2,644
Total trade accounts receivable	7,081	9,581	6,783	9,084
Less allowance for doubtful accounts of third parties	(1,270)	(2,342)	(1,066)	(1,304)
Total trade accounts receivable, net	5,811	7,239	5,717	7,780

Outstanding trade accounts receivable from third parties can be aged as follows:

	Consolidated		Company	
	30 June 2003 Million Baht	31 December 2002 Million Baht	30 June 2003 Million Baht	31 December 2002 Million Baht
Current - 3 months	6,317	7,716	4,735	5,677
Overdue 3 - 6 months	483	815	412	560
Overdue 6 - 12 months	190	898	136	203
Overdue over 12 months	38	94	27	26
Total	7,028	9,523	5,310	6,466
Less allowance for doubtful accounts of third parties	(1,270)	(2,342)	(1,066)	(1,304)
Total trade accounts receivable-third parties, net	5,758	7,181	4,244	5,162

The directors are of the opinion that allowance for doubtful accounts of the Group and bank guarantees received from dealers by a subsidiary are sufficient to cover exposure to the bad debt risk.

7 Investments in subsidiaries, net

Movements in investment in subsidiaries for the six-month period ended 30 June 2003 comprise:

	Company 30 June 2003 Million Baht
Transactions during the six-month period ended 30 June 2003	
Opening net book amount	26,989
Dividend income from a subsidiary	(5,760)
Share of net profit of investments - equity method	2,629
Closing net book amount	23,858

7 Investments in subsidiaries, net (continued)

The nature and carrying value of investments in subsidiaries can be summarised as follows :

Company - 30 June 2003 / 31 December 2002

Subsidiaries	Nature of business	Country of incorporation	Nature of relationship	Paid-up capital (Million Baht)	Investment portion (%)	Cost (Million Baht)	Accumulated share of net profit (loss) in subsidiaries (Million Baht)		Equity (Million Baht)		Dividend (Million Baht)	
							30 June 2003	31 December 2002	30 June 2003	31 December 2002	30 June 2003	31 December 2002
Curtain Property Co., Ltd. (formerly "Advanced Paging Co., Ltd.")	Service provider of digital paging system network, trading of pagers and providing pagers for rent	Thailand	Shareholder	350	99.99	-*	-	(179)**	-	789**	-	-
Advanced Wireless Marketing Co., Ltd.	Importer and distributor of cellular phones, related accessories and cellular phone rental service provider	Thailand	Shareholder	240	99.99	600	8,540	8,522	380	6,122	(5,760)	(3,000)
Advanced Datanetwork Communications Co., Ltd. (formerly "Shinawatra Datacom Co., Ltd.")	Service provider of voice/data communications via telephone line	Thailand	Shareholder	458	67.95	420	(82)	(79)	338	341	-	-
Datanetwork Solutions Co., Ltd.	Service provider of voice/data communications via telephone line	Thailand	Shareholder	1	49.00	8	11	9	19	17	-	-
Advanced Contact Center Co., Ltd. (formerly "Shin Digital Co., Ltd.")	Service provider of call center	Thailand	Shareholder	272	99.99	811	(744)	(768)	67	43	-	-
Digital Phone Co., Ltd.	Importer and distributor of cellular phones and related accessories, cellular phone rental service provider and service provider of digital mobile phone system in 1800 MHZ	Thailand	Shareholder	14,622	98.55	23,300	(246)	(2,834)	23,054	20,466	-	-
						25,139	7,479	4,671	23,858	27,778	(5,760)	(3,000)
	Less allowance for impairment of investment in a subsidiary sold					-	-	-	-	(558)	-	-
	Less disposal of investment in a subsidiary					-	-	179	-	(231)	-	-
	Total investments in subsidiaries					25,139	7,479	4,850	23,858	26,989	(5,760)	(3,000)

* The investment in Curtain Property Co., Ltd. was sold on 16 September 2002
** Amounts were accumulated up to 16 September 2002

8 Capital expenditure and commitments

	Consolidated (Million Baht)				
	Property and equipment	Assets under concession agreements	Concession rights	Goodwill and other assets	Total
Transactions during the six-month period ended 30 June 2003					
Opening net book value	9,748	79,795	4,870	13,291	107,704
Additions	1,432	6,596	-	51	8,079
Disposals, net	(4)	-	-	-	(4)
Write-off, net	-	(294)	-	(165)	(459)
Depreciation/amortisation charges	(1,689)	(4,837)	(227)	(617)	(7,370)
Closing net book value	9,487	81,260	4,643	12,560	107,950
At 30 June 2003					
Cost	15,893	123,240	6,993	15,340	161,466
Less accumulated depreciation/amortisation	(6,406)	(37,716)	(2,350)	(2,780)	(49,252)
allowance for asset impairment	-	(4,264)	-	-	(4,264)
Net book value	9,487	81,260	4,643	12,560	107,950

Additions include Baht 5 million (2002: Baht 1 million) assets leased under finance leases (where the Group is the lessee).

	Company (Million Baht)			
	Property and equipment	Assets under concession agreements	Other assets	Total
Transactions during the six-month period ended 30 June 2003				
Opening net book value	9,398	67,846	628	77,872
Additions	1,411	5,952	48	7,411
Disposals, net	(3)	-	-	(3)
Write-off, net	-	-	(165)	(165)
Depreciation/amortisation charges	(1,628)	(4,257)	(21)	(5,906)
Closing net book value	9,178	69,541	490	79,209
At 30 June 2003				
Cost	15,152	107,505	630	123,287
Less accumulated depreciation/amortisation	(5,974)	(33,994)	(140)	(40,108)
allowance for asset impairment	-	(3,970)	-	(3,970)
Net book value	9,178	69,541	490	79,209

Additions include Baht 4 million (2002: Baht 1 million) assets leased under finance leases (where the Company is the lessee).

8 Capital expenditure and commitments (continued)

Capital expenditure commitments with third parties

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements is as follows:

	Consolidated	
	30 June 2003 Currency Million	31 December 2002 Currency Million
Construction and installation of mobile phone networks		
Thai Baht	4,289	7,439
US Dollars	84	153
Japanese Yen	1,363	1,765
Euro	24	33
Swedish Kroners	15	16
Pound Sterling	-	2
Property and equipment		
Thai Baht	36	72
US Dollars	34	-

	Company	
	30 June 2003 Currency Million	31 December 2002 Currency Million
Construction and installation of mobile phone networks		
Thai Baht	3,765	6,648
US Dollars	59	119
Japanese Yen	1,363	1,765
Euro	15	22
Swedish Kroners	15	16
Pound Sterling	-	2
Property and equipment		
Thai Baht	36	72
US Dollars	34	-

As at 30 June 2003, the Group has commitments under letters of credit with overseas suppliers amounting to approximately Baht 157 million (31 December 2002 : Baht 134 million) on a consolidated basis and Baht nil million (31 December 2002 : Baht 19 million) on a company basis.

The Group has entered into lease and related service agreements for office spaces, cars, and base stations for periods ranging from 1 month to 5 years with options to renew. As at 30 June 2003, the Group is committed to pay for rental and related services in respect of the agreements as follows:

	Consolidated Million Baht	Company Million Baht
Payment due - within 1 year	684	570
- within 2 to 5 years	563	460

9 Trade accounts payable

	Consolidated		Company	
	30 June 2003 Million Baht	31 December 2002 Million Baht	30 June 2003 Million Baht	31 December 2002 Million Baht
Trade accounts payable				
Third parties	7,468	7,599	5,343	6,036
Related parties (Note 15)	36	50	381	68
Total trade accounts payable	7,504	7,649	5,724	6,104

10 Borrowings

	Consolidated		Company	
	30 June 2003 Million Baht	31 December 2002 Million Baht	30 June 2003 Million Baht	31 December 2002 Million Baht
Current	5,284	8,531	3,177	7,162
Non-current	39,993	43,233	38,028	39,567
Total borrowings	45,277	51,764	41,205	46,729

The movements in the above borrowings can be analysed as follows:

	Consolidated Million Baht	Company Million Baht
For the six-month period ended 30 June 2003		
Opening net book value	51,764	46,729
Additions	3,948	4
Repayments	(10,441)	(5,548)
Amortisation of bond issuing cost	20	20
Gain on exchange rate	(14)	-
Closing net book value	45,277	41,205

Long-term debentures

Under the terms and conditions of the debentures, the Company has to comply with certain restrictions and maintain certain financial ratios.

The carrying amounts and fair values of long-term debentures as at 30 June 2003 are as follows:

	Consolidated		Company	
	Carrying amounts Million Baht	Fair values Million Baht	Carrying amounts Million Baht	Fair values Million Baht
Long-term debentures	39,000	42,097	39,000	42,097

Fair values for traded debentures have been determined based on quoted selling prices from The Thai Bond Dealing Center at the close of the business on the balance sheet date.

11 *Financial instruments*

Fair values

The net fair values of the derivative financial instruments at 30 June 2003 are:

	Consolidated Million Baht	Company Million Baht
Favourable forward foreign exchange contracts	11	-
Unfavourable forward foreign exchange contracts	-	-
Net	11	-

The fair values of forward foreign exchange contracts have been calculated using a quoted market price rate to terminate the contracts at the balance sheet date.

12 Share capital and premium

	Number of shares Million shares	Ordinary shares Million Baht	Share premium Million Baht	Total Million Baht
For the six-month period ended 30 June 2003				
Issued and paid-up share capital				
Opening balance	2,935	2,935	20,004	22,939
Issue of shares	-	-	6	6
Closing balance	2,935	2,935	20,010	22,945

As at 30 June 2003, the total authorised number of ordinary shares is 2,935.1 million shares (31 December 2002: 2,935.0 million shares) with a par value of Baht 1 per share (31 December 2002 : Baht 1 per share). All issued shares are fully paid.

Warrants granted to directors

Movements in the number of warrants outstanding are as follows:

	Directors Million units	Employees Million units	Total Million units
For the six-month period ended 30 June 2003			
Beginning balance	1.5	12.5	14.0
Granted	0.6	7.9	8.5
Exercised	(0.2)	(1.3)	(1.5)
Closing balance	1.9	19.1	21.0

On 27 March 2002, the Company granted its warrants of 14.0 million units at Baht nil per unit, or equivalent to 0.48% of the Company's total paid-up share capital (before dilution) to directors and employees. The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years and there is no offering price. The Security and Exchange Commission of Thailand approved this offer on 13 March 2002. The exercise price is set at Baht 48 per unit, which is the share closing price as of 26 March 2002.

12 Share capital and premium (continued)

Warrants granted to directors (continued)

At the Annual General Meeting of the Company's shareholders held on 29 April 2003, the shareholders passed a resolution to approve additional issuance of warrants of 8.5 million unit a Baht nil per unit, or equivalent to 0.29% of the Company's total paid-up share capital (before dilution) to directors and employees. The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years and there is no offering price. The Security and Exchange Commission of Thailand approved this offer on 27 May 2003, and the warrants were granted on 30 May 2003. The exercise price is set at Baht 43.38 per unit, which is the weighted average closing price of 30 days prior to 29 April 2003.

On 3 June 2003, the Company's warrants of 0.1 million units were exercised at the exercise price of Baht 48 per unit. The paid-up share capital and premium on share capital were Baht 0.1 million and Baht 5.6 million, respectively. The Company registered the increase in the share capital with the Ministry of Commerce on 3 June 2003.

On 26 June 2003, the Company's warrants of 1.4 million units were exercised at the exercise price of Baht 48 per unit. The paid-up share capital and premium on share capital were Baht 1.4 million and Baht 65.3 million, respectively, or the total of Baht 66.7 million. The Company registered the increase in the share capital with the Ministry of Commerce on 3 July 2003.

13 Treasury Stock

During the six month period ended 30 June 2003, the Company repurchased its shares of 0.38 million shares (for the year ended 31 December 2002: 2.16 million shares) at an average price of Baht 33.07 per share (for the year ended 31 December 2002 : Baht 32.67 per share) or the total of Baht 12.47 million.

14 Cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities for the six-month periods ended 30 June 2003 and 2002:

		Consolidated		Company	
	Notes	30 June 2003 Million Baht	30 June 2002 Million Baht	30 June 2003 Million Baht	30 June 2002 Million Baht
Cash flows from operating activities:					
Net profit for the period		9,732	4,734	9,732	4,734
Adjusted by:					
Depreciation charge	8	1,689	740	1,628	663
Amortisation of assets under concession agreements	8	4,837	3,964	4,257	3,385
Amortisation of concession rights	8	227	227	-	-
Amortisation of deferred charges	8	34	39	21	18
Loss on write-off of assets under concession agreements	8	294	-	-	-
Doubtful accounts and bad debts		1,413	2,769	1,105	1,911
Loss on obsolete inventories and diminution in value of finished goods		49	(190)	-	-
Loss on obsolete spare parts for mobile phone network maintenance		467	-	320	-
Reversal of allowance for loss on mobile phone deposit		-	(25)	-	-
Amortisation of forward premiums (discounts)		-	(50)	2	(93)
Loss on disposals of fixed assets		1	24	1	20
Loss on write-off of deferred charge	8	165	1	165	-
Loss on write-off of intangible assets		-	9	-	-
Unrealised loss/(gain) on foreign exchange rate		(12)	550	12	567
Realised loss on foreign exchange rate for loans		(12)	-	-	-
Unrealised loss/(gain) on changes in value of investment		(42)	7	-	-
Amortisation of goodwill	8	583	597	-	-
Amortisation of bond issuing cost	10	20	22	20	22
Impairment loss on goodwill of investment in a subsidiary		-	259	-	259
Share of net profit in subsidiaries	7	-	-	(2,629)	(571)
Share of net profit (loss) from subsidiaries to minority interests		50	(25)	-	-
Net income before changes in operating assets and liabilities		19,495	13,652	14,634	10,915
Changes in operating assets and liabilities					
- Trade accounts receivable		15	(1,467)	959	(1,179)
- Amounts due from related parties		-	(1)	100	14
- Inventories		(1,122)	(1,629)	-	-
- Forward contracts receivable		1	(315)	-	(297)
- Spare part inventories for mobile network maintenance		(80)	(133)	(72)	(117)
- Other current assets		660	169	187	275
- Other assets		(52)	(68)	(48)	(77)
- Trade accounts payable		586	(675)	(294)	(414)
- Amounts due to related parties		(80)	115	(130)	(63)
- Forward contracts payable		(10)	352	-	339
- Concession rights payable, accrued concession fee and excise tax		3,029	4,815	2,410	4,666
- Deposits from customers		(11)	(2,365)	(15)	(2,364)
		154	863	1,399	790

15 Related party transactions

Shin Corporation Public Company Limited is a major shareholder, holding 43.06% of the share capital of the Company. SingTel Strategic Investments Pte Ltd. is a shareholder, holding 19.35% of the share capital of the Company.

The principal shareholder of the Company's major shareholder is the Shinawatra family. Transactions related to companies which Shinawatra family are the principal shareholders or directors are recognised as related party to the Company.

During the period, the Group has entered into a number of transactions with related parties. The terms of which are negotiated on arm lengths basis in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury fees, which are included in consulting and management service fees are charged on a percentage of transaction amount. The Group uses external appraisers to evaluate property rental rate in the case that market rate is not available.

The Group has transactions with related parties for the three-month and six-month periods ended 30 June 2003 and 2002 as follows:

a) Sales of goods and services

	Consolidated		Company	
For the three-month periods ended	**30 June 2003 Million Baht**	**30 June 2002 Million Baht**	**30 June 2003 Million Baht**	**30 June 2002 Million Baht**
Service income				
Subsidiaries	-	-	100	305
Shin Corporation and its related parties	26	28	8	2
Related party of SingTel Strategic Investments Pte Ltd.	30	40	30	40
Total service income	56	68	138	347
Sales of prepaid cards				
Subsidiaries	-	-	9,524	3,558

	Consolidated		Company	
For the six-month periods ended	**30 June 2003 Million Baht**	**30 June 2002 Million Baht**	**30 June 2003 Million Baht**	**30 June 2002 Million Baht**
Service income				
Subsidiaries	-	-	172	700
Shin Corporation and its related parties	45	50	16	4
Related party of SingTel Strategic Investments Pte Ltd.	69	80	69	80
Total service income	114	130	257	784
Sales of prepaid cards				
Subsidiaries	-	-	18,046	7,088

15 **Related party transactions** (continued)

b) Purchases of services

	Consolidated		Company	
For the three-month periods ended	**30 June 2003 Million Baht**	**30 June 2002 Million Baht**	**30 June 2003 Million Baht**	**30 June 2002 Million Baht**
Rental and other service expenses				
Subsidiaries	-	-	845	102
Shin Corporation and its related parties	202	197	194	167
Related party of SingTel Strategic Investments Pte Ltd.	8	-	8	-
Total rental and other service expenses	210	197	1,047	269
Advertising expense – net*				
Shin Corporation and its related parties	227	168	210	140
(Advertising expense – gross**				
- Consolidated 2003 : 416 Million Baht				
2002 : 524 Million Baht				
- Company 2003 : 371 Million Baht				
2002 : 431 Million Baht				
Total advertising expenses	227	168	210	140

* Net balance represents amount charged on advertising production and gross margin of media work at advertising agency.
** Gross balance represents total advertising expense charged to the Group and the Company. The Group records such expense at gross in the statements of income.

Promotion expense				
Subsidiaries	-	-	12	216
Total promotion expense	-	-	12	216
Consulting and management fees				
Shin Corporation and its related parties	67	73	59	59
Total consulting and management fees	67	73	59	59

	Consolidated		Company	
For the six-month periods ended	**30 June 2003 Million Baht**	**30 June 2002 Million Baht**	**30 June 2003 Million Baht**	**30 June 2002 Million Baht**
Rental and other service expenses				
Subsidiaries	-	-	1,460	177
Shin Corporation and its related parties	377	406	357	343
Related party of SingTel Strategic Investments Pte Ltd.	20	6	19	6
Total rental and other service expenses	397	412	1,836	526
Advertising expense – net*				
Shin Corporation and its related parties (Advertising expense – gross**	307	297	282	253
- Consolidated 2003 : 732 Million Baht				
2002 : 977 Million Baht				
- Company 2003 : 645 Million Baht				
2002 : 829 Million Baht				
Total advertising expenses	307	297	282	253

15 Related party transactions (continued)

b) Purchases of services (continued)

For the six-month periods ended	Consolidated		Company	
	30 June 2003 Million Baht	30 June 2002 Million Baht	30 June 2003 Million Baht	30 June 2002 Million Baht
Promotion expense				
Subsidiaries	-	-	16	374
Total promotion expense	-	-	16	374
Consulting and management fees				
Shin Corporation and its related parties	141	154	122	139
Total consulting and management fees	141	154	122	139

For the three-month periods ended	Consolidated		Company	
	30 June 2003 Million Baht	30 June 2002 Million Baht	30 June 2003 Million Baht	30 June 2002 Million Baht
Interest expense				
Directors of related parties	1	-	1	-
Total interest expense	1	-	1	-

For the six-month periods ended	Consolidated		Company	
	30 June 2003 Million Baht	30 June 2002 Million Baht	30 June 2003 Million Baht	30 June 2002 Million Baht
Interest expense				
Subsidiaries	-	-	16	7
Shin Corporation and its related parties	-	4	-	4
Directors of related parties	2	1	2	1
Total interest expense	2	5	18	12

c) Dividend paid

For the three-month periods ended	Consolidated		Company	
	30 June 2003 Million Baht	30 June 2002 Million Baht	30 June 2003 Million Baht	30 June 2002 Million Baht
Shin Corporation and its related parties	1,959	505	1,959	505
Related party of SingTel Strategic Investments Pte Ltd.	880	227	880	227
Total dividend paid	2,839	732	2,839	732

For the six-month periods ended	Consolidated		Company	
	30 June 2003 Million Baht	30 June 2002 Million Baht	30 June 2003 Million Baht	30 June 2002 Million Baht
Shin Corporation and its related parties	1,959	505	1,959	505
Related party of SingTel Strategic Investments Pte Ltd.	880	227	880	227
Total dividend paid	2,839	732	2,839	732

15 Related party transactions (continued)

e) Outstanding balance arising from sales/purchases of goods/services and loan to/from related parties (continued)

	Consolidated		Company	
	30 June 2003 Million Baht	31 December 2002 Million Baht	30 June 2003 Million Baht	31 December 2002 Million Baht
Trade accounts payable				
Subsidiaries	-	-	345	21
Shin Corporation and its related parties	33	45	33	42
Related party of SingTel Strategic Investments Pte Ltd.	3	5	3	5
Total trade accounts payable	36	50	381	68

	Consolidated		Company	
	30 June 2003 Million Baht	31 December 2002 Million Baht	30 June 2003 Million Baht	31 December 2002 Million Baht
Amounts due to related parties				
Subsidiaries	-	-	115	150
Shin Corporation and its related parties	339	427	292	391
Related party of SingTel Strategic Investments Pte Ltd.	15	11	15	11
Total amounts due to related parties	354	438	422	552
Loans from a related party				
Subsidiary	-	-	-	4,000
Total loans from related party	-	-	-	4,000

Short-term loans from a subsidiary represents promissory notes, bearing interest at the rate of 1.75% per annum The repayment is at call. The Company repaid the loans during the quarter ended 31 March 2003.

	Consolidated		Company	
	30 June 2003 Million Baht	31 December 2002 Million Baht	30 June 2003 Million Baht	31 December 2002 Million Baht
Long-term debentures				
Major shareholder of Shin Corporation	10	10	10	10
Directors of the Company and its related parties	30	36	30	36
Total long-term debentures	40	46	40	46

f) Commitments with related parties

The Group has entered into lease and related service agreements for office spaces, cars and base stations for periods ranging from 1 month to 13 years with options to renew. At 30 June 2003, the Group is committed to pay for rental and related services in respect of the agreements as follows:

		Consolidated Million Baht	Company Million Baht
Payment due	- within 1 year	517	510
	- within 2 to 5 years	886	877
	- over 5 years	452	452

15 Related party transactions (continued)

f) Commitments with related parties (continued)

The Company has entered into agreements with a subsidiary of a major shareholder under which the related party provides satellite transponder services. The Company is committed to pay for transponder services amounting to approximately Baht 6.1 million per month (2002: Baht 6.1 million per month).

The Company has entered into agreements with a related party under which the related party provides consulting and management services and other central services for a twelve-month period. The Company is committed to pay for such services under these agreements amounting to approximately Baht 16 million per month, and plus the rate per event as prescribed in the agreements (2002: Baht 14 million per month).

The Company has entered into agreements with a related party under which the related party provides computer system services and repair and maintenance services for software and hardware for a twelve-month period. The Company is committed to pay for such services under these agreements amounting to approximately Baht 1.5 million per month (2002: Baht 1.0 million per month).

g) Shin Corporation's warrants

On 27 March 2002, Shin Corporation Public Company Limited, a major shareholder, granted its warrants to the Company's director of 3.2 million units at Baht nil per unit. The exercise price is set at Baht 17.80 per unit, which is Shin Corporation's share closing price as of 26 March 2002. There has been no movement from the date the warrants were granted to 30 June 2003.

On 30 May 2003, Shin Corporation Public Company Limited, a major shareholder, granted its warrants to the Company's director of 1.79 million units at Baht nil per unit. The exercise price is set at Baht 13.67 per unit. There has been no movement from the date the warrants were granted to 30 June 2003.

h) Special reward program

During the second quarter of 2002, Advanced Datanetwork Communications Company Limited, a subsidiary, granted the rights to receive special reward ("Special Reward Program") to the director of the subsidiary. The program will be granted the rights once a year for 5 consecutive years. The rights will be exercised after the first year but within 5 years after grant date. Calculation of Special Reward Program shall be based on the improvement of the subsidiary's operational performance on the exercised date comparing with that of the grant date of the subsidiary. However, such program will not exceed each person's budget. The first grant of the Special Reward Program to directors of the subsidiary is 3.4 million units.

At the Annual General Meeting of a subsidiary, Advanced Datanetwork Communication Company Limited's shareholders held on 28 April 2003, the shareholders passed a resolution to approve additional issuance of the rights of not exceeding 1.6 million units or not exceeding Baht 2 million to receive special reward ("Special Reward Program") to the director of the subsidiary. The program will be granted the rights once a year for 5 consecutive years. The rights can be exercised within 3 years from the grant date. The subsidiary granted the 1.6 million rights to receive the special reward on 2 May 2003. Additionally, the shareholders passed a resolution to approve the change in the terms of the exercise period of the previous Special Reward Program. The exercise period has been changed from within 5 years to 3 years from the grant date.

15 Related party transactions (continued)

h) Special reward program (continued)

Movement in the number of rights to receive special reward are as follows:

For the six-month period ended 30 June 2003	Million units
Beginning balance	3.4
Granted	1.6
Exercised	(1.1)
Closing balance	3.9

The rights of 1.1 million units were exercised during the quarter ended 30 June 2003. The subsidiary paid for the exercised rights in the total amount of Baht 0.3 million.

16 Contingencies

At 30 June 2003, the Group has commitments with local banks relating to letters of guarantee issued by the banks in respect of custom duties, electricity use and other transactions in the ordinary course of business amounting to approximately Baht 1,297 million (31 December 2002 : Baht 2,264 million) on a consolidated basis and Baht 1,016 million (31 December 2002 : Baht 1,916 million) on a company basis.

As mentioned in 2002 annual consolidated and company financial statements that the Company sold its investment in Curtain Property Co., Ltd., a subsidiary, (formerly "Advanced Paging Co., Ltd."), the Company is obligated under the sale agreement to:

- have full responsibility for 2 years after the date of this agreement, 16 September 2002, for any and all debts and liabilities suffered, sustained or incurred by the subsidiary which are outstanding at and incurred prior to the date of this agreement including without limitation (except all debts as specified in the agreement at the amount of Baht 20.43 million).

- indemnify the Purchasers of the subsidiary against all loss and damages sustained by the Purchaser arising from non-performance or default of any kind by the subsidiary under the Concession agreement.

- with in three years from the date of the agreement, indemnify the Purchasers from and against and thus will pay to the Purchasers the amounts of any taxation, relevant cost and penalty of the subsidiary occurred prior and up to the date of the agreement.

17 Presentation of comparative information

The comparative figures have been amended to conform with reclassification in the financial statements for the current period.

18 Subsequent event

As mentioned in Note 12, on 26 June 2003, the Company's warrants of 1.4 million units were exercised at Baht 48 each. The Company registered the increase in the share capital with the Ministry of Commerce on 3 July 2003. Consequently, the total issued and paid up share capital and premium on share capital of the Company will increase from Baht 2,935.1 million to Baht 2,936.5 million, and from Baht 20,009.6 million to Baht 20,074.9 million, respectively.